Exhibit 12.2

CAPITAL ONE FINANCIAL CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS(1)

	Year Ended December 31,
(Dollars in millions)	2012	2011	2010	2009	2008
Ratio (including interest expense on deposits):
Earnings:
Income from continuing operations before income taxes	$5,035	$4,587	$4,330	$1,336	$582
Fixed charges	2,377	2,251	2,903	2,975	3,985
Equity in undistributed loss of unconsolidated subsidiaries	127	112	49	60	55

Earnings available for fixed charges, as adjusted	$7,539	$6,950	$7,282	$4,371	$4,622

Fixed charges:
Interest expense on deposits and borrowings	$2,375	$2,246	$2,896	$2,967	$3,963
Interest factor in rent expense	2	5	7	8	22

Total fixed charges	$2,377	$2,251	$2,903	$2,975	$3,985
Preferred stock dividend requirements(2)	20	—	—	188	16

Total combined fixed charges and preferred stock dividends	$2,397	$2,251	$2,903	$3,163	$4,001

Ratio of earnings to combined fixed charges and preferred stock dividends	3.15	3.09	2.51	1.38	1.16
Ratio (excluding interest expense on deposits):
Earnings:
Income from continuing operations before income taxes	$5,035	$4,587	$4,330	$1,336	$582
Fixed charges	974	1,064	1,438	882	1,473
Equity in undistributed loss of unconsolidated subsidiaries	127	112	49	60	55

Earnings available for fixed charges, as adjusted	$6,136	$5,763	$5,817	$2,278	$2,110

Fixed charges:
Interest expense on borrowings(3)	$972	$1,059	$1,431	$874	$1,451
Interest factor in rent expense	2	5	7	8	22

Total fixed charges	$974	$1,064	$1,438	$882	$1,473
Preferred stock dividend requirements(2)	20	—	—	188	16

Total combined fixed charges, excluding interest on deposits, and preferred stock dividends	$994	$1,064	$1,438	$1,070	$1,489

Ratio of earnings to combined fixed charges, excluding interest on deposits, and preferred stock dividends	6.17	5.42	4.05	2.13	1.42

(1)

On February 27, 2009, we acquired Chevy Chase Bank, fsb acquisition. On February 17, 2012, we acquired ING Direct. On May 1, 2012, we acquired the HSBC U.S. credit card business. Each of these transactions was accounted for under the acquisition method of accounting, and their respective results of operations are included in our results from each respective transaction date.

(2)

Preferred stock dividends represent pre-tax earnings that would be required to cover any preferred stock dividend requirements, computed using our effective tax rate, whenever there is an income tax provision, for the relevant periods.

(3)

Represents total interest expense reported in our consolidated statements of income, excluding interest on deposits of $1.4 billion, $1.2 billion, $1.5 billion, $2.1 billion and $2.5 billion in 2012, 2011, 2010, 2009 and 2008, respectively.